SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE INC. REPORTS Q3 2016 FINANCIAL RESULTS

November 29, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions, is pleased to announce its financial results for the three and nine months ended September 30, 2016. All results are reported under International Financial Reporting Standards ("IFRS") and in US dollars. A copy of the complete unaudited interim financial statements and management's discussion and analysis are available on SEDAR (www.sedar.com).

Corporate Highlights

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Record 265 deals sold in the first nine months of 2016, the highest number in the company's history.

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93 ongoing programs were running concurrently at one point in Q3, a new record for the company, reflecting the scalability of the company's platform and operations.

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Q3 2016 EBITDA loss was -$1.18 million, a reduction of 52% from Q1 2016 and 23% from Q2 2016.

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Completed integration activities related to acquisitions carried out in 2015 putting the company on the path to accrue over US $2.0 million in annual cost savings. The full benefit of these cost reductions began accruing to the company in Q3 2016.

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Snipp continued development work on extensions to its product offerings, with a particular emphasis on the SnippLoyalty solution and SnippInsights, the company's data mining solution.

Three and Nine Months Ended September 30, 2016 Financial Summary

(Refer to Non-GAAP Measures, Gross Margin discussion below)

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Revenue for Q3 2016 was US $3.3 million with a gross margin of 61%. Q3 2016 revenue was 17% higher than revenue in Q2 2016 (US $3.3 million vs US $2.8 million) and 57% higher than revenue in Q1 2016 (US $3.3 million vs US $2.1 million).

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Revenue for the first nine months of 2016 was US $8.2 million with a gross margin of 68%. This was 18% lower revenue than the first nine months of 2015 (US $8.2 million vs US $10 million) but at a significantly higher Gross Margin.

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Gross Margin was 28% higher for the first nine months of 2016 compared to the first nine months of 2015 (68% vs 53%). There was a 10% reduction in Q3 2016 Gross Margin when compared to Q2 2016, due to increased variable campaign components (61% vs 71%). The company defines Gross Margin as revenue less campaign infrastructure costs.

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Sales bookings for Q3 2016 were US $2.8 million with estimated margins of over 70%.

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Sales bookings for the first nine months of 2016 totalled US $10 million in comparison to US $9.9 million for the first nine months of 2015.

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The current bookings backlog stands at US $5.5 million.

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The current sales pipeline stands at $22.4 million as of November 29th, 2016.

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The company reduced its Salaries and Compensation costs by 10% (US $281,896) in Q3 2016 compared to Q2 2016 (US $2.7 million vs US $2.9 million) and by 21% (US $688,278) in Q3 2016 compared to Q1 2016 (US $2.7 million vs US $3.4 million).

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The company had US$7.6 million of current assets at the end of Q3 with no outstanding bank debt.

"We continued to grow our revenues quarter over quarter in Q3 2016 and have taken the steps necessary to reduce our costs as we drive towards profitability," said Atul Sabharwal, CEO of Snipp. “Having completed a major phase of investment in engineering our focus in the coming quarters is to focus on our sales and marketing efforts with the singular goal of driving to cash flow breakeven and profitability.

“Q3 2016 marked a kind of demarcation point in our company development. Our sales team is now fully integrated and beginning to open new doors at major brands; and our development efforts have given us an industry-leading loyalty and promotions suite as well as a pipeline of other highly anticipated future products. We are the best positioned for growth in company history and are very excited about our potential in the coming year.”

Non-GAAP Measures

Snipp uses certain performance measures throughout this document that are not recognizable under Canadian generally accepted accounting principles or IFRS ("GAAP"). These performance measures include Gross Margin and EBITDA. Management believes that these measures provide supplemental financial information that is useful in the evaluation of the Company's operations.

Investors should be cautioned, however, that these measures should not be construed as alternatives to measures determined in accordance with GAAP and IFRS as an indicator of Snipp's performance. The Company's method of calculating these measures may differ from that of other organizations, and accordingly, these may not be comparable.

EBITDA

Snipp defines earnings before interest, taxes, depreciation and amortization (“EBITDA”) as revenue minus operating expenses excluding non-cash operating expenses of stock-based compensation, depreciation and amortization (interest and taxes are not included in the Company’s operating expenses).

Gross Margin

Snipp defines Gross Margin as revenue less campaign infrastructure. The Company's calculation of Gross Margin is not a financial measure that is recognized under GAAP. Investors should be cautioned that the Company's defined Gross Margin should not be construed as an alternative measure to other measures determined in accordance with GAAP.

The following are calculations of Gross Margin:

	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
	USD	USD	USD	USD
Revenue	$3,306,230	$3,631,573	$8,237,953	$10,046,661
Less:
Campaign infrastructure	$1,297,406	$826,089	$2,637,492	$4,680,604
Gross Margin	$2,008,824	$2,805,484	$5,600,461	$5,366,057

For More Information

In conjunction with this announcement, Snipp management will be holding a conference call on Wednesday November 30, 2016, at 12:00 P.M. (noon) Eastern Standard Time to discuss the Company's quarterly results for Q3 2016.

Q3 2016 QUARTER END CONFERENCE CALL DETAILS:

DATE:

Wednesday, November 30, 2016

TIME:

12:00 P.M. (NOON) EST

DIAL IN NUMBER:

International: 719-457-1506

North American Toll Free: 888-490-2763

Conference ID: 2597214

A live and archived webcast of the conference call will be accessible on the "Investors" section of the Company's website under "Presentations" at www.snipp.com. To access the live webcast, please log in 15 minutes prior to the start of the call to download and install any necessary audio software.

UPCOMING INVESTOR CONFERENCE SCHEDULE:

For those of you in the New York City area, Snipp will be meeting with investors and presenting Thursday, December 1st, 2016 at the Drexel Hamilton Growth Conference.

Location: Drexel Hamilton 77 Water Street, Suite 201, New York, NY 10005

Date: Thursday, December 1

Time: 11:00 AM EST

http://drexelhamilton.com/research/conferences/

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50(R), an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE'S 2016 TECHNOLOGY FAST 500(TM) LIST.

Visit the Snipp website at http://www.snipp.com/ for Snipp's full suite of solutions and examples of Snipp programs.

FOR FURTHER INFORMATION, PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the Company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward- looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.